LullaFeed™

Transforming feeds into moments of magic – LullaFeed™ plays the lullaby of a parent's love, promoting growth and connection.



Michael Detmer & Rebekah Gossom | Co-founders

hello@LullaFeed.com
LullaFeed.com
(618) 974-8907

Feeding problems affect

3 in 5 infants,

74M

annually worldwide

- Prematurity
- Developmental delay
- Structural issues, tongue tie
- Difficulty with feeding transitions
- Breast→Bottle after maternity leave



LullaFeed™


Theo
6 Weeks, 2 Days
My Bottle
Last Feeding
Dr. Browns
3:15 pm
4 oz
Level 1
3.5 oz
Mom
Sync to My LullaFeed™

- Bottle attachment **plays music** to baby as a reward upon detection of feeding via embedded **sensor**
- Stores **data** for tracking, syncs to mobile via cloud
- Baby-safe, easy to clean, flexible material attaches to **any bottle**




My Librar
Mommy's Favorite Tune
Granny's song for Theo
Twinkle, Twinkle
Record Now
Record My Own
Record Now
Old MacDonald
Record Now
Mary Had a Little Lamb
Record Now
LullaFeed Lear
Search by keyword or topic
Planning for after Maternity Le
Tips, tricks, and more
Transitioning to Solid Food
When, how, and what to watch for
Sticking to a Schedule
Stay on top of parenthood with thes
+ Add Feeding
Congrats!
Theo's last feeding score was 91, a 26% improvement in the past 7 days.
September 21 • 3:15 pm • 3.5 oz
Doing well with level 1
91
September 21 • 11:08 am • 3.2 oz
Better pacing at beginning!
89
September 21 • 8:05 am • 3.3 oz
Super happy and smiley
87
September 21 • 5:38 am • 3.0 oz
Music helped him calm
88
September 21 • 2:20 am • 3.3 oz
Switched to level 1
87
September 20 • 11:30 pm • 3.3 oz

- Karaoke-style platform for parent to **record lullabies**, syncs to device via BLE

- **Tracks** infant feeding behavior for **insights** and **analytics**

Waitlist Launch

2 6 9

sign-ups

1,125 likes

387 comments

457 shares



Nikki Farrugia Heekin
This is amazing! I wish you had it when you were feeding Jake!! Congratulations!
Melissa Lamboy-Unseld
Cheryl Swanson Stephenson
My daughter is expecting her first child in a month. Do you know when this will be available?
Amber Price
This is incredible!!! Would have loved to use this when my now 3 year old refused to take a bottle! Definitely will buy one for the next babe!
Jocelyn Crist
Tonya Short Hyde Anderson
Sara Doyle
families!
Amanda Turnbull
Would also love to test any if you have some available. I'm due
Amber Price
Mandy Morris Motter
I'm the only one who ever feeds her!
Oh this is so amazing!! Thinking about all the Nicu babies that can hear mom or dad when they can't be there for feeds
Sarah Katherine
families!
Missy Hydes
You are amazing!!! A little bummed I'm done having babies

LullaFeed™ is built on 30 years of clinical research

Contingent Music with Infants

- Significantly increases feeding rate, volume, # bottles taken/day
- Mother's singing = longer attention, improved bonding
- Significantly less crying, longer sleep
- Decreased parental stress

$15.47B

SOM
US non-Medicaid families w/ feeding challenges

$46B

SAM
US Baby Tech Industry

$197B

TAM
Global Baby Tech Industry

Even parents of babies **without feeding issues** are interested...


Other
5.9%
Child is past bottle feeding age, but will likely have more
5.9%
My newborn **struggles with feeding**
35.3%
I'm expecting/ adopting
23.5%
Child is past bottle feeding age
5.9%
I have a newborn
23.5%

…and **more than *just* parents** are interested in LullaFeed™



Grandparent/Expecting
8.1%
9.7%
Other
Friend of a parent/expecting
19.4%
27.4%
Parent/Expecting
Healthcare worker, daycare provider
19.4%
16.1%
Family member of a parent/expecting

Price point


7:00

Hatch Rest+
baby sound machine

$89.99



Ubbi Diaper
trash can

$75.99


Readings are Normal
Heart Rate
140
Oxygen Level
95%

Owlet
smart sock

$299.99


Theo
6 Weeks, 2 Days
My Bottle
Last Feeding

LullaFeed™

$79.99

$84.6 M

in year 5

↓

66%

gross margin

COGs =

$22.85

/10,000 units

BOM, procurement, setup, test, package, delivery

Forward-looking projections cannot be guaranteed.





Michael R. Detmer, MME, MT-BC
Chief Executive Officer and Co-founder
NICU Music Therapist

Rebekah R. Gossom, MS, CCC-SLP (CNT)
Chief Clinical Officer and Co-founder
Infant Feeding Specialist

Frost Brown Todd ATTORNEYS
NIXON PEABODY
XLerateHealth
surfaceink
NORTON HEALTHCARE
NORTON Children's
RENDER CAPITAL
KSTC KENTUCKY SCIENCE & TECHNOLOGY CORPORATION

Progress Highlights

- Founded Innovative Therapeutix, Inc. June ‘17
- Participated in *XLerate*Health Fall ‘17
- Raised over $150 K in NIH-backed grants
- Won crowdfund for “Best Business Pitch” and first place at VentureSharks
- Won 1st place in 5Across Business Pitch Semi-Finals
- Won 1st place at 2019 Startup Week Louisville Business Pitch Contest
- Conducted over 100 customer interviews
- 1 patent allowance issued, 1 pending patent (US and Europe), trademark pending
- MVP complete and in alpha trial
- Won 2021 Render Capital Competition, a $100K investment
- Raised $250 K seed (match) investment from KSTC ($600+ K total to date)
- Top 4 national finalist to pitch at NIH Proof of Concept Showcase, Dec ‘21
- Nominated & invited to pitch - Philadelphia Coulter Investment Forum, Apr ‘22

LullaFeed™

Transforming feeds into moments of magic – LullaFeed™ plays the lullaby of a parent's love, promoting growth and connection.

Michael Detmer & Rebekah Gossom | Co-founders
LullaFeed.com

